Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Murphy USA Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No.  333-191131)  and the registration statement on Form S-4 (No. 333-194736) of Murphy USA Inc. of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Murphy USA Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated and combined income statements,  statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended December 31, 2014, and related financial statement schedule,  and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Murphy USA Inc.

/s/ KPMG LLP

Houston,  Texas

February 27, 2015